UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 2024

Commission File Number: 001-13334

RELX PLC

(Translation of registrant’s name into English)

1-3 Strand

London

WC2N 5JR

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒Form 20-F  ☐ Form 40-F

EXHIBIT INDEX

Exhibit No	Description

99.1	Transaction in Own Shares 10.01.2024
99.2	Transaction in Own Shares 10.02.2024
99.3	Transaction in Own Shares 10.03.2024
99.4	Transaction in Own Shares 10.04.2024
99.5	Transaction in Own Shares 10.07.2024
99.6	Transaction in Own Shares 10.08.2024
99.7	Transaction in Own Shares 10.09.2024
99.8	Transaction in Own Shares 10.10.2024
99.9	Transaction in Own Shares 10.11.2024
99.10	Transaction in Own Shares 10.14.2024
99.11	Transaction in Own Shares 10.15.2024
99.12	Transaction in Own Shares 10.16.2024
99.13	Transaction in Own Shares 10.17.2024
99.14	Transaction in Own Shares 10.18.2024
99.15	Transaction in Own Shares 10.21.2024
99.16	Additional Listing 10.22.2024
99.17	Transaction in Own Shares 10.22.2024
99.18	Transaction in Own Shares 10.23.2024
99.19	Transaction in Own Shares 10.24.2024
99.20	Transaction in Own Shares 10.25.2024
99.21	Transaction in Own Shares 10.28.2024
99.22	Transaction in Own Shares 10.29.2024
99.23	Transaction in Own Shares 10.30.2024
99.24	Transaction in Own Shares 10.31.2024
99.25	Total Voting Rights 11.01.2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RELX PLC

Date: 11/01/2024	By:	/s/ A. Westley
	Name:	A. Westley
	Title:	Deputy Secretary